FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of October 2003                     Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                                                  CONFIRMED COPY

                                    FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

For the month of October 2003                     Commission file number 1-12260

                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)

                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                            Delegacion Alvaro Obregon
                               Mexico, D.F. 01210
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      (Check One) Form 20-F |X| Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      (Check One) Yes |_| No |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COCA-COLA FEMSA, S.A. DE C.V.
                                       (Registrant)

Date: October 31, 2003                 By: /s/ HECTOR TREVINO GUTIERREZ
                                           --------------------------------
                                       Name: Hector Trevino Gutierrez
                                       Title: Chief Financial Officer

PRESS RELEASE                                            [LOGO] Coca-Cola
FOR IMMEDIATE RELEASE                              COCA-COLA FEMSA, S.A. DE C.V.
FOR FURTHER INFORMATION:                                        FEMSA

Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx

       COCA-COLA FEMSA Announces Solicitation of Consents with Respect to
                          Interamericana's 2009 Notes

Mexico City (October 31, 2003) - Coca-Cola FEMSA,  S.A. de C.V. (NYSE: KOF; BMV:
KOFL), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler as measured by sales volume in unit cases sold in 2002, announced today that its wholly-owned subsidiary, Corporacion Interamericana de Bebidas, S.A. de C.V. (formerly Panamerican Beverages, Inc.) ("Interamericana"), will commence today, the solicitation of consents to a proposed amendment to the Indenture pursuant to which its U.S.$300,000,000 7 1/4% Senior Notes due 2009 (the "Notes") were issued.

On Friday October 24, 2003, Moody's Investor Service upgraded the Notes to Baa2 following the issuance of an unconditional and irrevocable guarantee by Coca-Cola FEMSA of Interamericana's payment obligations under the Notes and Indenture (the "Guarantee"). The Notes are rated BBB by Standard and Poor's and Fitch.

As more fully described in the Consent Solicitation Statement to be delivered to the holders of Notes, the Proposed Amendment would amend the Indenture to require Coca-Cola FEMSA to make available to holders of Notes (by means of filing with, or furnishing to, the U.S. Securities and Exchange Commission or otherwise), all its reports filed with, or furnished to, the SEC under the Securities Exchange Act of 1934, as amended, and the rules and forms thereunder, instead of requiring Interamericana to provide reports relating exclusively to it, with financial statements prepared in accordance with U.S. generally accepted accounting principles. Coca-Cola FEMSA currently prepares its financial statements in accordance with Mexican generally accepted accounting principles, as reconciled to U.S. GAAP to the extent required under the Exchange Act and the rules and forms thereunder.

Interamericana will cause to be paid $1.00 in cash for each $1,000 aggregate principal amount of Notes with respect to which a valid Consent is received by 5:00 p.m., New York City time, on Tuesday November 18, 2003 (unless extended) and not validly revoked, if, among other conditions, Interamericana receives the Consent of holders of at least a majority of the aggregate principal amount of Notes outstanding prior to the expiration date. Holders who do not consent in favor of the Proposed Amendment or who validly revoke a Consent will not be entitled to receive the Consent Fee.

The Complete terms of the Consent are described in the Consent Solicitation Statement to be provided to Holders.

Morgan Stanley & Co. Incorporated is acting as exclusive Solicitation Agent with respect to the consent solicitation. Questions with respect to the terms of the consent solicitation should be directed to Morgan Stanley at (800) 624-1808 (U.S. toll-free) and (212) 761-1897 (collect).

D.F. King & Co., Inc. has been retained to act as Tabulation Agent and Information Agent with respect to the consent solicitation. Copies of the Consent Solicitation Statement may be obtained from and requests for assistance in completing and delivering the required documents or requests for additional copies of such documents should be directed to D.F. King at (800) 431-9645 (U.S. toll-free) and (212) 269-5550 (collect).

                                     * * *

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela
(nationwide), Brazil (greater Sao Paulo, Campinas, Santos and part of Mato Grosso do Sul) and Argentina (Gran Buenos Aires), along with bottled water, beer and other beverages in some of these territories.

The Company has 34 bottling facilities in Latin America and serves more than 1,400,000 retailers Latin America. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

                                     * * *

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars.